File No. 0-17630

                                   FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 03 October 2003


                             CRH - Acquisition Update


                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: CRH Acquisition Update





3 October 2003

CRH CONCLUDES CEMENTBOUW TRANSACTIONS

CRH plc, the international building materials group, is pleased to confirm that it has concluded the transactions to acquire the distribution and building products operations of Cementbouw Handel & Industrie ("Cementbouw") and to take a joint venture stake in a leveraged buyout of Cementbouw's materials operations.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony Chief Executive
Harry Sheridan Finance Director
Myles Lee Finance Director Designate
Brian Hill Managing Director, CRH Europe Products & Distribution

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000 FAX +353.1.4041007

E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland


                                  SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: 03 October 2003



                                                     By: ___/s/ M. P. Lee___

                                                     M. P. Lee
                                                     Finance Director Designate